

Mail Stop 3720

June 4, 2010

Juan Luis Cebrián
Chief Executive Officer
Promotora de Informaciones, S.A.
c/o National Registered Agents, Inc.
1090 Vermont Avenue, N.W.
Suite 1910
Washington, D.C. 20090

> **Re:** **Promotora de Informaciones, S.A.**
> **Registration Statement on Form F-4**
> **Filed on May 7, 2010**
> **File No. 333-166653**

Dear Mr. Cebrián:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the proposed transactions have been structured so that the approval of Liberty's warrantholders is a necessary precondition to consummation. It does not appear that such a precondition was disclosed in Liberty's IPO prospectus

Juan Luis Cebrián
Promotora de Informaciones, S.A.
June 4, 2010
Page 2

(File No. 333-145559). Moreover, the only vote relating to a business combination included in Liberty's Articles of Incorporation appears to be that of the common shareholders, as detailed in Article V, which states:

> "[T]he affirmative vote of at least 80% in voting power of the then outstanding shares of the capital stock of the Corporation entitled to vote generally, voting together as a single class, shall be required to amend, alter, repeal or adopt any provisions inconsistent with this Article FIFTH."

Finally, we note the disclosure contained in Liberty's IPO prospectus, which specifically stated:

> "The requirement that we seek stockholder approval before effecting our initial business combination therefore may be eliminated only by a vote of our board and the vote of at least 80% of the voting power of our outstanding voting stock. Our sponsors have agreed not to request that the board consider such a proposal to eliminate or amend this provision."

> (page 18 of Liberty's IPO prospectus)

Please include disclosure in your proxy statement/prospectus with respect to whether the conditioning of your business combination upon the approval of warrantholders, along with the negotiation and recommendation of such by Liberty's board members, is consistent with Liberty's Articles of Incorporation as well as the disclosure contained in Liberty's IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

2. We note the disclosure throughout this document that, in order to "preclude" 30% or more of the total number of shares issued in Liberty's IPO from voting against the business combination proposal and validly exercising their redemption rights with respect to their shares, Liberty, Liberty's sponsors and/or their respective affiliates may seek to negotiate agreements providing for the purchase of shares of Liberty common stock by these persons or third party investors from Liberty stockholders that indicate their intention to exercise such redemption rights, and/or providing for the purchase of warrants of Liberty by such persons or third party investors from Liberty warrantholders that indicate their intention to withhold their consent to the warrant amendment proposal.

However, the inclusion of the 30% limitation in Liberty's IPO prospectus and Articles of Incorporation would appear to be fundamental aspects of Liberty's IPO, and it does not appear that either document provided for actions to "preclude" operation of the 30% limit.

Please include disclosure in your proxy statement/prospectus with respect to whether the proposed actions by Liberty, Liberty's sponsors and/or their respective affiliates are consistent with Liberty's Articles of Incorporation and the disclosure contained in Liberty's IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

3. We note that the proposed transactions have been structured so that Liberty's sponsors will not be required to complete their co-investment obligations. However, the co-investment obligation of Liberty's sponsors (approximately $120 million, as disclosed on page three of Liberty's IPO prospectus) appears to have been a fundamental aspect of Liberty's IPO:

> "co-investment demonstrates our sponsors' commitment of significant capital on the same terms as our public stockholders, which helps differentiate our sponsors from the sponsors of other similar blank check companies."

> (page three of Liberty's IPO prospectus)

Moreover, the $120 million co-investment by Liberty's sponsors was also included in Article V of Liberty's Articles of Incorporation (and thus, as noted above, not possible to be amended, altered, or repealed without the approval by 80% of Liberty's common shareholders).

Please include disclosure in your statement/prospectus with respect to whether the structuring of your business combination without the co-investment requirement by Liberty's sponsors is consistent with Liberty's Articles of Incorporation as well as the disclosure contained in Liberty's IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

4. We note that the proposed transactions have been structured so that cash payment to Liberty's warrantholders is an effective precondition to consummation. It does not appear that such a precondition was disclosed in Liberty's IPO prospectus. We also note that you disclose Liberty's sponsors to beneficially own approximately 32.3% of the total outstanding warrants.

Please include disclosure in your proxy statement/prospectus with respect to whether the conditioning of your business combination upon cash payment to warrantholders is consistent with Liberty's Articles of Incorporation as well as the disclosure contained in Liberty's IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

5. We note that the proposed transactions have been structured so that the transfer restrictions that the founders agreed to in connection with the IPO will no longer be required. However, as disclosed on page eight of Liberty's IPO prospectus, each of your founders agreed not to sell, assign or otherwise transfer, directly or indirectly, any of its founders' units, founders' common stock or founders' warrants (including the common stock to be issued upon exercise of the founders' warrants) until one year from the date of the consummation of a business combination.

   Please include disclosure in your proxy statement/prospectus with respect to whether each of the share exchange in general, and the cash payments to warrantholders is consistent with the disclosure contained in Liberty's IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

6. We note your disclosure that, following the completion of the business combination, Prisa's bylaws will require a 75% supermajority shareholder vote (page 39) and that the business combination agreement provides that Prisa will not issue any portion of the share consideration if the issuance would cause Prisa's existing controlling shareholder group to hold, directly or indirectly, less than 30% of Prisa's Class A ordinary shares on a fully diluted basis (page vi). As a result, the terms of the proposed transaction appear to provide for Prisa's existing controlling shareholder group to continue its control of the company. However, page four of Liberty's IPO prospectus stated that it would "not become a holding company for a minority interest in a target business" and your proxy statement/prospectus makes it clear that Prisa is a holding company.

   Please include disclosure in your statement/prospectus with respect to whether the conditioning of your business combination upon terms so as to allow Prisa's current controlling shareholder group to retain control of Prisa post-transaction is consistent with the disclosure contained in Liberty's IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

7. We note that the proposed transactions have been structured so as to provide for the reincorporation of Liberty as a Virginia corporation, along with a new set of Articles of Incorporation, attached as Annex E to your proxy statement/prospectus. However, the proposed articles of Liberty Virginia are not the same as Liberty's existing articles which, as noted above, require the approval of 80% of its common shareholders to approve changes prior to the consummation of a business consummation.

   Please include disclosure in your proxy statement/prospectus with respect to whether the proposed reincorporation of Liberty into Liberty Virginia is consistent with Liberty's Articles of Incorporation and the disclosure contained in Liberty's IPO prospectus. If it is not, please disclose the consequences to both Liberty and its public shareholders that may result, including any potential liabilities.

8. Please provide us with a detailed legal analysis with respect to why your proposed issuance of common stock pursuant to the reincorporation proposal does not require registration under the Securities Act of 1933. It does not appear that the exchange of shares in connection with the reincorporation would be within the change of domicile exception of Rule 145(a)(2), which requires that the "sole purpose of the transaction is to change an issuer's domicile solely within the United States." In this regard, we note several other objectives of the proposed reincorporation, including, but not limited to, a decrease in the number of shares participating in the share exchange and fulfillment of conditions to the merger agreement, as noted above.

9. Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to the offers and/or purchases by or arranged by Liberty, Liberty's sponsors and/or their respective affiliates. Please note that we will refer your response to the Division of Corporation Finance's Office of Mergers and Acquisitions.

10. It appears that the Business Combination Proposal contains several items that should be disclosed separately. Please refer to Rule 14a-4(a)(3) of the Exchange Act of 1934. Specifically identify the individual proposals that you are asking shareholders to approve and provide the information about each proposal that is required by Schedule 14A.

11. Please include the sections entitled "About this Proxy Statement/Prospectus," "Currencies," "Important Information About GAAP and Non- GAAP Financial Measures," and "Industry and Market Data" within the text of your proxy statement/prospectus. At present, they are filed between the Liberty Letter to Stockholders and Warrantholders and Notice of Special Meeting.

12. We note the statement on page 74 that Prisa has not yet called a general shareholders meeting to propose the capital increase in-kind required to issue the share consideration and the amendment of its organizational documents to permit the capital increase in-kind. As a result, it does not appear that the business combination may be effected. Please revise your proxy statement/prospectus in all appropriate locations to highlight this fact.

Industry and Market Data

13. We note the statement that Prisa makes no representation as to the accuracy or completeness of certain information, nor has it independently verified such, inclusive of information it has derived from its own internal estimates. All such projections

must have a reasonable basis for inclusion within the proxy statement/prospectus. Please revise accordingly.

Notice of Special Meeting

Questions and Answers About the Business Combination Agreement and Warrant Agreement Amendment…, page v

Q: *What matters will warrantholders act on at the special meeting…, page vi*

14.   Revise to state in this location and elsewhere as appropriate the amount of cash consideration to be provided to warrantholders, in the aggregate and with respect to your sponsors and founders.

15.   We note your disclosure that Liberty and Prisa will agree to a "mechanism" to ensure that Prisa's existing controlling shareholder group will retain its control. Please revise to disclose how such a mechanism may be structured. Revise to clarify how such a mechanism would work in conjunction with the "incentives" to be paid to certain shareholders to vote in favor of the transaction. Revise to explain how you will disclose to shareholders the material terms of such a "mechanism."

Q: *What are the terms of the Prisa Class B convertible non-voting shares…, page vi*

16.   Please revise to disclose what the annual dividend would have been for the last three years.

Q: *What happens if the business combination agreement is terminated…, page xiv*

17.   Please revise to clarify how the actual per-share liquidation price could be less than $9.87.

Q: *Did Liberty's board of directors make a determination as to the value of Prisa? page xv*

18.   Please revise this disclosure to include the board's determination of Prisa's enterprise value of approximately $ 8 billion as disclosed on page 58.

Reasons for the Business Combination, page three
Liberty's Reasons for the Business Combination, page three

19.   Please revise to supply the basis of Liberty's board's assumption that Prisa will successfully restructure its existing debt and complete the proposed asset dispositions

in the manner described in the proxy statement/prospectus. We note that you disclose that the terms and conditions of such asset dispositions will not even be determined until after the consummation of the proposed business combination (page 75), that the sale of Media Capital failed due to antitrust issues (page 14), and that the completion of a sale of or public offering by Media Capital by December 31, 2010 are conditions to the extension of the maturity of the bridge loan agreement (page 14).

Potential Actions by Liberty and the Liberty Sponsors to Secure the Requisite Stockholder and Warrantholder Approvals, page 12

20.   Please revise in this section and page 64 to detail the types of incentives possible, including all such incentives used by entities in which your officers and directors have been or are involved, as we note that several of your officers and directors have been or are part of other SPAC management teams.

21.   We note your disclosure in this section and on page 64 that agreements of this nature would be entered into and effected only at a time when the party purchasing the shares of Liberty common stock or Liberty warrants is not in possession of any material nonpublic information regarding Liberty, Prisa, their respective securities or the proposed business combination. Revise to clarify how Liberty plans to disclose such arrangements as it would appear that any non-public activity by Liberty and/or Prisa insiders relating to efforts "to preclude the possibility of Liberty being prohibited from consummating the business combination" would be material non-public information.

22.   Please revise in this section and page 64 to clarify if there is any limitation on the price you would offer to repurchase the shares. If you will offer a price greater than the conversion price, please state so.

23.   Please revise in this section and page 64 to clarify how Liberty will select which shareholders to purchase shares from. Also, clarify if Liberty will select shareholders who have already submitted votes via proxy or at the meeting, if it decides to extend the time period to solicit additional votes, and have made their conversion demands.

Recent Developments, page 13

24.   Here, and throughout your document, revise to provide consistent reference between €and $.

Asset Dispositions, page 14

25.   Please revise to disclose the minimum amount of public offering (if any) by Media Capital necessary to extend the maturity of the bridge loan agreement from July 30, 2010 to May 19, 2010.

<u>Risk Factors, page 29</u>

"Prisa may fail to adequately evolve its business strategy as the industry segments in which it competes further mature.", page 33

26.   Please revise this risk factor to break out the growth rates and declining demand that typify Prisa's principal lines of business, including, but not limited to, its press, radio, education, audiovisual, digital, media distribution, advertising and publishing operations.

"Liberty expects to incur significant costs...", page 39

27.   Please revise your risk factor discussion to disclose the current amount of expenses individually and in the aggregate.

"You may be held liable for claims by third parties...", page 43

28.   Please revise to disclose all vendors that have not executed waivers.

<u>Redemption Rights, page 49</u>

29.   Please revise to explain the purpose of delivering shares through the DWAC system in order to effect a shareholder's redemption rights. Revise to clarify your description of the $35 cost associated with such procedure as "nominal" in light of the $10 IPO sales price of Liberty units.

<u>Background of the Business Combination, page 54</u>

30.   We note your disclosure that Liberty arose as a potential investor for Prisa due to previous relationships among representatives of Liberty, Violy and Prisa. Please revise to disclose the date of first discussion relating to any possibility of a transaction between Liberty and Prisa by or between any of such parties.

31.   We note the multiple references to various presentations related to the proposed business combination provided to Liberty and Prisa in this section. Please furnish such reports, opinions or appraisals as exhibits to the Form S-4.

32.   Please revise your disclosure in this section to detail the changes to the terms of the transaction made in each amendment of the business combination agreement.

Liberty's Reasons for the Business Combination and Recommendation of Liberty's Board of Directors, page 58

33.   We note the disclosure that Liberty's board determined the enterprise value of Prisa prior to the contemplated business combination as reflecting an enterprise value of approximately $8 billion, based on "Based upon reported Prisa financial statements and the price of Prisa shares at the time of execution of the business combination agreement." Please revise to disclose whether, and if so, how, the board considered the amount of Prisa's outstanding debt and the status of restructuring such debt in arriving at the $8 billion valuation.

34.   Please revise to detail how Liberty's board considered each one of the interests of Liberty's directors and executive officer in the business combination, different from, or in addition to, the interests of Liberty stockholders and warrantholders generally and how such interests did not outweigh the advantages of the business combination.

35.   Please revise to disclose whether, and if so, how, Liberty's board considered each of the apparent discrepancies between the form of business combination structured and Liberty's IPO prospectus and Articles, as noted in comments one through seven, above.

36.   Please revise to clarify the statement in (iii) relating to Liberty's board's determination not to obtain a fairness opinion, disclosing the factors the board considered relevant for Liberty stockholders' consideration and an explanation of how the board believed that the value of the business combination would be tested by stockholders. Your revised disclosure should detail the options and limitations of Liberty stockholders in effecting the test.

37.   Please disclose in more detail the consideration Liberty's board of directors gave to whether or not to retain a financial adviser to provide a fairness opinion, including the factors, both positive and negative, the board discussed. Further, please elaborate on the requisite experience and knowledge the board possessed on which it believed it could rely to reach the conclusions regarding the advisability and fairness of the business combination agreement without obtaining such an opinion.

38.   Expand your disclosure regarding Liberty's board of directors' consideration of the recent trading price of Prisa's ordinary shares, including the actual prices considered, including, but not necessarily limited to those cited on page 25, and why the board did not believe that the prices fully reflect the value of Prisa. We note, for example, your reference to a "limited number of publicly-held shares as a result of the large percentage of outstanding shares held by Prisa's current controlling shareholder group," and it appears that the presence of such a control group may be a factor in valuation and lower valuation in particular. You should address the board's consideration of these factors, taking into account the fact that this control group will continue a control function, with the mechanism to maintain a 30% threshold.

39.   Please revise to disclose whether, and if so, how, Liberty's board considered that the exchange ratios are fixed and will not fluctuate based upon changes in the market price of Prisa ordinary shares between the date of the business combination agreement and the date the parties complete the business combination. Please disclose how this may affect the value received by Liberty stockholders in your seventh bullet on page 59, regarding "the attractive valuation" to be received.

40.   We note that "[i]n determining that the business combination agreement is advisable, fair to and in the best interests of Liberty and its stockholders, Liberty's board of directors utilized objective standards generally accepted by the financial community," including "potential future revenues" and "projected future growth of Prisa's businesses," among other factors. You make reference to Prisa's "robust growth potential" and "significant growth potential" on page x and its "growth prospects" and "significant growth potential" on page 3, among other locations. However, risk factors involving Prisa include the one that "Prisa may fail to adequately evolve its business strategy as the industry segments in which it competes further mature" on page 33.   Such risk factor explains that "Prisa's principal lines of business, specifically, its press, radio, education, audiovisual, digital, media distribution, advertising and publishing operations, are conducted in mature industry segments typified by moderate growth rates (or, in some cases, declining demand)…." Please provide the board's considerations in making its fairness determination, based in part on Prisa's growth potential when its principal lines of business are typified by moderate growth rates or declining demand.

Prisa's Reasons for the Business Combination, page 61

41.   Please revise to disclose that the discussion includes all material factors considered by Prisa's board.

The Business Combination Agreement, page 67

42.   General disclaimers that suggest that investors should not rely on disclosure in agreements in exhibits or annexes are inappropriate. Please remove the second paragraph in your disclaimer at the beginning of this section, the disclaimer on page 71, and any other disclaimer relating to the topic from your proxy statement/prospectus.

The Reincorporation Merger of Liberty into Liberty Virginia, page 67

43.   Please revise to disclose the purpose of the reincorporation merger and why it is necessary or desired to effect the business combination.

Exchange of Certificates, page 70

44.   Please revise to disclose the costs associated with the procedures outlined in this section.

Unaudited Pro Forma Combined Financial Information, page 82

45.   Please revise your pro forma financial statements to reflect the effects of the sale of a minority interest in Santillana, as disclosed at page 80, and the use of the proceeds, including the preference dividend.

46.   You disclose that the pro forma information assumes that no Prisa Class A ordinary shares are purchased in the rights offering. In the notes to the pro forma, disclose the impact on the balance sheet and earnings per share, if material, of the offering if all rights are exercised.

Pro forma Combined Statement of Operations, page 84

47.   Please delete the line item for loss from discontinued operations. The pro forma Information should present the impact of the transaction on results from continuing operations. Refer to the guidance in Rule 11-02(b)(5) of Regulation S-X. Also disclose historical and pro forma earnings per share from continuing operations on the face of the pro forma statement of operations.

Notes to Unaudited Pro Forma Combined Financial Information, page 85

48.   You disclose in note 2 that the total amount of the capital increase of €964 million corresponds to the closing stock prices of a share of Liberty common stock and a Liberty warrant. You also disclose that the actual capital increase recorded will depend on the average closing stock price of Liberty common stock during the full three-month period ending prior to the closing date. This description of the transaction appears inconsistent with the disclosure of the accounting treatment at page 81 which indicates that the transaction will be accounted for similar to a capital infusion and the only significant assets of Liberty are cash and cash equivalents which are already recorded at fair value by Liberty. Please clarify how you will account for the transaction and address this apparent inconsistency in the document. Also tell us how you applied the guidance in IFRS 3 or other relevant authoritative guidance in determining the appropriate accounting treatment for the transaction.

Unaudited Pro Forma Combined Per Share Information, page 89

49.   We note that the line items pro forma profit for the year from continuing operations attributable to the Parent (€22,098), pro forma profit for the year attributable to the parent (€19,669), and profit from continuing operations attributable to the parent

(€61M) do not agree to the pro forma income statement on page 84. Please revise the disclosure are tell us why no revision is required.

Information About Prisa, page 101
Prisa's Business, page 106

50.   We note the disclosure you present in the section labeled Important Information about GAAP and Non-GAAP Measures in the introduction to the proxy statement/prospectus.   Please expand the disclosure of Adjusted EBITDA at page 106 to present the same information about the reasons you present these non-GAAP measures and how management uses them. We note that you have included reconciliations of Adjusted EBITDA to net profit calculated in accordance with IFRS in Annex L.   However, you should include the reconciliations of each Adjusted EBITDA measure in this section, Prisa's Business, to enable investors to understand these measures without referring to an Annex.   Also make similar revisions to the presentation of Adjusted EBITDA at page 148 and elsewhere in the document.

Property, Plant, and Equipment, page 137

51.   We note that you entered into the sale and leaseback of three properties. Please tell us how you determined that the leases are operating leases under IAS 17.

Accounting for Goodwill, Page 141

52.   Disclose how you identified the cash-generating units used for the annual impairment test of goodwill. You disclose that the four business lines identified at page 140 are primary cash generating units, but you also describe the testing of goodwill attributed to Media Capital and two additional cash-generating units arising in the acquisition of Sogecable in the audiovisual segment. In addition we note that you allocate goodwill to several entities which appear to be cash-generating units, as disclosed in Note 6 Goodwill at page F-33. Please revise your disclosure to identify the cash-generating units with significant goodwill used to test impairment.

53.   We note that a significant amount of goodwill is allocated to Sogecable and Grupo Media Capital and you present a sensitivity analysis at page 142. For each cash-generating unit with significant goodwill in which fair value is not substantially in excess of the carrying value, we believe you should disclose the percentage by which the recoverable amount exceeded the carrying amount of the date of your most recent test. Alternatively, you may disclose that none of your cash-generating units with significant goodwill is at risk of impairment.

54.   Please expand the disclosure of the annual goodwill impairment test to describe how the amount of the goodwill impairment is calculated if the recoverable amount of the cash-generating unit is less than its carrying amount.

Inventories, page 144

55.   Disclose how you calculate net realizable value for each type of inventory that is
        material to your financial statements. Discuss the specific uncertainties associated
        with the methods, assumptions, or levels of judgment you use in estimating net
        realizable value.

Revenue and Expense Recognition, page 145

56.   Disclose the nature of "intermediate services" referred to in your discussion of
        revenue recognition policies.

Operating and financial review, page 148

57.   Discuss the changes in the income tax provisions for each period presented. The
        discussion should address significant items that impacted the effective tax rate, such
        as the consolidation adjustment disclosed in Note 21Tax Matters at page F-67.

Revenue from subscribers, page 149

58.   Disclose the reasons for the decrease in the number of Digital+ subscribers during
        2009.

Sensitivity Analysis, page 150

59.   It is unclear from introductory paragraph to the sensitivity analysis how you arrived at
        the changes to the adjustment in Note 1 to the pro forma information. Please include
        a more detailed note to the sensitivity analysis showing the changes and how you
        calculated the adjustment.

Liquidity Risk, page 158

60.   Please revise this section to reflect the most current information available and the
        company's restructuring efforts since December 31, 2009.

Information About Liberty, page 206
General, page 206

61.   Please revise this section to discuss the co-investment obligation and transfer
        restrictions disclosed in your IPO prospectus.

Financial Statements
k) Revenue and expense recognition, page F-27

62.   Disclose the method you use to calculate the percentage of completion of audiovisual production agreements for recognizing revenue in the income statement. Also expand the disclosure in your critical accounting policies section at page 145 to describe the method used and the significant assumptions and uncertainties involved.

(9) Investments Accounted For Using The Equity Method, page F-44

63.   We note that you have included the audited financial statements for Dedalo Grupo Grafico, S.L. and Subsidiaries for the fiscal year ending 2008 under Rule 3-09 of Regulation S-X. Tell us how you calculated the significance tests under S-X 1-02(w) for the fiscal year ending December 31, 2009. In this regard we note that you recorded a loss on the share of results in the amount of €21M.

(14) Long-term provisions, page F-56

64.   Disclose whether you record the provision for third-party liability on a discounted basis as indicated in accounting policy for long-term provisions at page F-26. You disclose that it is "not possible to determine a reasonable payment schedule". If you record these liabilities at a present value amount, tell us how you estimate the amount and timing of cash flows you will pay at settlement. Also consider providing additional disclosure in Critical Accounting Policies at page 139, if changes in your estimates could have a material impact on the financial statements.

(17) Operating Expenses
Changes in allowances, write-downs and provisions, page F-61

65.   Please disclose what the line item "Change in operating allowances" represents.

(21) Tax Matters, page F-67

66.   Disclose the nature of the "consolidation adjustment" included in the reconciliation of accounting profit to taxable profit at page F-68.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Assistant Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Adam O. Emmerich, Esq.
        Nancy Greenbaum, Esq.,
        Wachtell, Lipton, Rosen & Katz
        Facsimile to (212) 403-2339